Exhibit 99.1

Foresight Announces Third Quarter 2024 Financial Results

NESS ZIONA, Israel — November 29, 2024 — Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, today reported financial results as of and for the third quarter of 2024.

Q3 and Recent Key Highlights:

Foresight announced strategic collaborations and agreements:

●	Announced the supply of advanced systems for SUNWAY-AI’s autonomous logistics vehicles.

●	Entered into an agreement with BuilderX Robotics (“BuilderX”) to enhance autonomous heavy machinery operations and teleoperations.

●	Secured a follow-up order from a leading Japanese vehicle manufacturer.

●	Entered into a proof-of-concept (POC) agreement with Higer Bus Company and Xi’an Jiaotong-Liverpool University to enhance autonomous bus perception.

●	Signed a strategic agreement with China Design Group (“CDG”), a leading AI Chinese company for smart transportation solutions to commercialize advanced solutions for smart transportation.

Eye-Net Mobile enhanced strategic collaborations:

●	Eye-Net Mobile Ltd. (“Eye-Net”) and SoftBank Corp. (“SoftBank”) expanded their collaboration and entered into an agreement with one of the leading Japanese vehicle manufacturers.

“In the third quarter of 2024, Foresight achieved significant milestones across key markets, reflecting our strategic focus on innovation and collaboration. We expanded our global presence through agreements with leading companies, including SUNWAY-AI for autonomous logistics vehicles and BuilderX for heavy machinery teleoperations,” said Haim Siboni, Chief Executive Officer of Foresight. “These collaborations leverage our advanced 3D perception technology to address safety and efficiency challenges in complex environments.”

“Additionally, we secured follow-up orders with a Japanese vehicle manufacturer, highlighting the growing demand for our ScaleCam™ software in enhancing autonomous driving capabilities. Collaborations with Higer Bus Company and Xi’an Jiaotong-Liverpool University, as well as a strategic agreement with CDG, underscore our commitment to advancing urban mobility and smart city solutions”.

“Finally, our collaboration with SoftBank and a Japanese automaker positions Eye-Net (Foresight’s wholly owned subsidiary) collision prevention technology as a game-changer in the advanced driver-assistance system (ADAS) market. These accomplishments reinforce our leadership in cutting-edge perception systems and lay a strong foundation for future growth.”

The Company reported generally accepted accounting principles in the United States (“GAAP”) operating loss of $3,391,000 for the three months ended September 30, 2024, compared to $3,997,000 for the three months ended September 30, 2023, representing approximately a 15.2% decrease. The Company reported a GAAP net loss of $3,330,000 for the three months ended September 30, 2024, compared to a GAAP net loss of $4,206,000 for the three months ended September 30, 2023, representing approximately a 20.8% decrease, and reported a non-GAAP net loss of $3,078,000 for the three months ended September 30, 2024, compared to a non-GAAP loss of $3,781,000 for the three months ended September 30, 2023. The financial results reflect the Company’s efficiency that has been achieved primarily through its renewed focus on enhancing client-facing initiatives and the strategic reallocation of resources. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Third Quarter Corporate Highlights:

●	Foresight announced it will supply advanced systems for SUNWAY-AI’s autonomous logistics vehicles. In July 2024, the Company announced that it had signed an amendment to its agreement with SUNWAY-AI Technology to integrate its ScaleCam stereoscopic vision system into SUNWAY’s autonomous logistics and robotic vehicles. The integration will enhance the ability of vehicles to navigate complex indoor and outdoor environments, improving operational efficiency and safety. Initial applications include unmanned warehouse vehicles, autonomous coffee carts, and robotic vehicles with wireless charging capabilities. Pending approval of the customized system, Foresight plans to deliver the first batch of ScaleCam systems by the end of 2024.

●	Foresight entered into an agreement with BuilderX to enhance autonomous heavy machinery operations: In July 2024, the Company signed a POC agreement with BuilderX, a Chinese company specializing in remote-controlled heavy machinery for hazardous environments and in September 2024, the Company entered a multi-phase collaboration agreement with BuilderX to develop and commercialize AI-powered tele-operation solutions for heavy machinery in hazardous industrial and mining environments. The collaboration will initially focus on integrating Foresight’s 3D perception technology into BuilderX’s remote-controlled consoles. Over time, they aim to incorporate both visible-light and thermal cameras to enable full autonomous capabilities for BuilderX’s machinery, addressing safety and operational challenges in extreme conditions such as toxic gases, dust, and poor visibility.

●	Foresight secured a follow-up order from a leading Japanese vehicle manufacturer. In July 2024, the Company signed a follow-up paid POC agreement with a leading Japanese vehicle manufacturer to evaluate its ScaleCam stereoscopic vision software. This project aims to enhance object detection and safety features in vehicles with level 2 and level 3 autonomous driving capabilities by integrating Foresight’s software into the manufacturer’s existing cameras and hardware. Building on the success of two prior POC projects, this initiative may lead to incorporating Foresight’s technology into the manufacturer’s mass-produced vehicles if the evaluation proves successful.

●	Eye-Net and SoftBank entered into an agreement with a Japanese vehicle manufacturer: In July 2024, Foresight’s subsidiary, Eye-Net, entered a multi-phase paid POC agreement with SoftBank and a Japanese vehicle manufacturer to evaluate Eye-Net™ Sense technology for potential integration into ADAS. The initial phase involves testing Eye-Net Sense in standalone mode, with subsequent phases potentially integrating it into the manufacturer’s infotainment systems. Successful completion could lead to the technology being fully deployed in the manufacturer’s vehicles, enhancing road safety through non-line-of-sight collision prevention capabilities. This collaboration leverages SoftBank’s cellular network infrastructure and marks a significant step toward safer transportation solutions in Japan.

●	Foresight collaborated with Higer Bus Company and Xi’an Jiaotong-Liverpool University to enhance autonomous bus perception: In July 2024, the Company entered a paid POC agreement with Xi’an Jiaotong-Liverpool University to integrate its QuadSight® 3D perception technology into Higer Bus Company’s autonomous electric buses. The collaboration focuses on developing advanced multi-sensor perception fusion and visualization modeling for autonomous driving applications. Utilizing QuadSight’s capabilities, which combine visible-light and thermal cameras, the system will potentially enhance object detection in challenging weather and environmental conditions. This collaboration aims to accelerate the development of safe and reliable autonomous bus solutions for both European and Asian urban markets.

●	Foresight signed a strategic agreement with leading AI company to commercialize advanced solutions for smart transportation: In September 2024, the Company signed a strategic cooperation agreement with China Design Group (“CDG”), a $1 billion annual revenue company specializing in smart transportation and urban planning solutions. CDG will lead the marketing and sales efforts for intelligent traffic systems in mainland China, while Foresight focuses on international markets, including Japan, South Korea, Europe, and the U.S. The collaboration aims to develop and commercialize advanced solutions for traffic management, public transportation, and urban mobility by integrating Foresight’s 3D perception technology with CDG’s IoT, 5G, and AI platforms. This collaboration seeks to enhance urban mobility and sustainability with innovative and accurate traffic sensing solutions capable of operating in adverse conditions.

Third Quarter 2024 Financial Results

●	Revenues for the three months ended September 30, 2024, were $111,000, compared to $304,000 for the three months ended September 30, 2023. The revenues were generated primarily from the commercialization agreement with Elbit Systems Ltd. (“Elbit”) and from the successful completion of several POC projects with leading Japanese vehicle manufacturers. The decrease is mainly attributable to recognized revenues from the signing of the commercialization agreement with Elbit in July 2023.

●	Research and development (R&D) expenses, net for the three months ended September 30, 2024, were $2,442,000, compared to $2,886,000 for the three months ended September 30, 2023, a 15.4% decrease. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	Sales and marketing (S&M) expenses for the three months ended September 30, 2024, were $238,000, compared to $460,000 for the three months ended of September 30, 2023, a decrease of 48.3%. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in consultant’s expenses.

●	General and administrative (G&A) expenses for the three months ended September 30, 2024, were $746,000, compared to $872,000 for the three months ended September 30, 2023, a decrease of 14.4%. The decrease is primarily attributable to a decrease in payroll and related expenses and in professional services.

●	Financial income, net for the three months ended September 30, 2024, was $61,000, compared to financial expenses, net of $209,000 for the three months ended September 30, 2023. Financial income, net for the three months ended September 30, 2024, consisted of interest income in the amount of $108,000, and from exchange rate differences in the amount of $64,000, offset by other financial expenses in the amount of $111,000. Finance expenses, net for the three months ended September 30, 2023, consisted of expenses from the revaluation of the Company’s stake in Rail Vision Ltd. (“Rail Vision”) to its fair value in the amount of $31,000, expenses from exchange rate differences and others in the amount of $354,000, offset by interest income in the amount of $176,000.

●	GAAP net loss for the three months ended September 30, 2024, was $3,330,000, or $0.01 per ordinary share, compared to a GAAP net loss of $4,206,000, or $0.01 per ordinary share, for the three months ended September 30, 2023.

●	Non-GAAP net loss for the three months ended September 30, 2024, was $3,078,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $3,781,000 for the three months ended September 30, 2023, or $0.01 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Nine months ended September 30, 2024, Financial Results

●	Revenues for the nine months ended September 30, 2024, were $335,000, compared to $359,000 for the nine months ended September 30, 2023. The revenues were generated primarily by Foresight from the commercialization agreement with Elbit, and by Eye-Net from the successful completion of a POC project with SoftBank and from the successful completion of a POC project with a leading Japanese vehicle manufacturer.

●	R&D expenses, net for the nine months ended September 30, 2024, were $6,967,000, compared to $9,155,000 for the nine months ended September 30, 2023, a decrease of 23.9%. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	S&M expenses for the nine months ended September 30, 2024, were $814,000, compared to $1,648,000 for the nine months ended September 30, 2023, a decrease of 50.6%. The decrease is mainly attributable to a decrease in payroll and related expenses and to a decrease in exhibition, convention and travel expenses.

●	G&A expenses for the nine months ended September 30, 2024, were $1,907,000, compared to $2,445,000 for the nine months ended September 30, 2023, a decrease of 22.0%. The decrease is mainly attributable to a decrease in payroll and related expenses and to a decrease in professional services.

●	Finance income, net for the nine months ended September 30, 2024, was $1,463,000, compared to finance expenses, net of $1,864,000 for the nine months ended September 30, 2023. Financial income, net for the nine months ended September 30, 2024, consisted of a gain from the revaluation and sale of the Company’s stake in Rail Vision to its fair value in the amount of $1,389,000, from interest income in the amount of $390,000, offset by exchange rate differences and other offsetting factors in the amount of $316,000. Finance expenses, net for the nine months ended September 30, 2023, consisted of expenses from the revaluation of the Company’s stake in Rail Vision to its fair value in the amount of $1,575,000, expenses from exchange rate differences and others in the amount of $836,000, offset by interest income in the amount of $547,000.

●	GAAP net loss for the nine months ended September 30, 2024, was $8,038,000, or $0.02 per ordinary share, compared to a GAAP net loss of $14,857,000, or $0.05 per ordinary share, for the nine months ended September 30, 2023.

●	Non-GAAP net loss for the nine months ended September 30, 2024, was $7,503,000, or $0.02 per ordinary share, compared to a non-GAAP net loss of $13,675,000 or $0.06 per ordinary share, for the nine months ended September 30, 2023. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, cash equivalents and restricted cash totaled $8,938,000 as of September 30, 2024, compared to $15,734,000 in cash, cash equivalents and restricted cash as of December 31, 2023.

●	GAAP total equity totaled $8,578,000 as of September 30, 2024, a decrease of 46.4% compared to $15,995,000 as of December 31, 2023. The decrease is mainly attributable to the net loss for the period in the amount of $8,038,000.

●	The Company maintains an at-the-market facility pursuant to a sales agreement it executed on June 14, 2024. During the three and nine months ended September 30, 2024, the Company utilized sales in the amount of $143,000 and $45,000, respectively, net of issuance costs.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with GAAP, the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile Ltd.’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the belief that the Company’s collaborations address safety and efficiency challenges in complex environments and underscore the Company’s commitment to advancing urban mobility and smart city solutions, that its collaboration with SoftBank and a Japanese automaker positions Eye-Net’s technology as a “game-changer” in the ADAS market upon its potential successful completion with the incorporation of the Company’s technology into the automaker’s mass-produced vehicles, the belief that the Company’s accomplishments reinforces its leadership in perception systems and lay a strong foundation for future growth, the belief that the integration of the Company’s ScaleCam stereoscopic vision system into SUNWAY’s autonomous logistics and robotic vehicles will enhance the ability of vehicles to navigate complex indoor and outdoor environments, improving operational efficiency and safety and that the Company plans to deliver the first batch of ScaleCam systems by the end of 2024, and the aims of the BuilderX agreement, including the aim to incorporate both visible-light and thermal cameras to enable full autonomous capabilities for BuilderX’s machinery which may enhance performance and safety in heavy industrial operations, and the prospective result of the potential success of the collaboration. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Foresight’s burn rate, its ability to generate revenue, and its ability to continue as a going concern. Based on the projected cash flows and its cash balances as of September 30, 2024, Foresight’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Foresight’s ability to continue as a going concern. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2024 Unaudited	As of September 30, 2023 Unaudited	As of December 31, 2023 Audited
ASSETS

Current assets:
Cash and cash equivalents	$8,840	$14,104	$15,635
Restricted cash	98	94	99
Marketable equity securities	15	2	474
Trade receivables	430	-	308
Other receivables	643	919	531
Total current assets	10,026	15,119	17,047

Non-current assets:
ROU asset	1,683	1,929	1,802
Investment in equity securities	-	1,229	-
Fixed assets, net	363	524	461
	2,046	3,682	2,263

Total assets	$12,072	$18,801	$19,310

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$281	$251	$136
Operating lease liability	314	443	468
Other accounts payables	1,579	1,649	1,548
Total current liabilities	2,174	2,343	2,152

Non-current liabilities:
Operating lease liability	1,320	1,214	1,163

Total liabilities	3,494	3,557	3,315
Shareholders’ equity:
Ordinary shares no par value;	-	-	-
Additional paid-in capital	135,858	130,996	135,282
Accumulated deficit	(127,928)	(116,337)	(119,890)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	7,930	14,659	15,392
Non-controlling interest	648	585	603
Total equity	8,578	15,244	15,995

Total liabilities and shareholders’ equity	$12,072	$18,801	$19,310

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Revenues	335	359	111	304

Cost of revenues	(148)	(104)	(76)	(83)

Gross profit	187	255	35	221

Research and development expenses, net	(6,967)	(9,155)	(2,442)	(2,886)

Sales and marketing	(814)	(1,648)	(238)	(460)

General and administrative	(1,907)	(2,445)	(746)	(872)

Operating loss	(9,501)	(12,993)	(3,391)	(3,997)

Finance income (expenses), net	1,463	(1,864)	61	(209)

Net loss	(8,038)	(14,857)	(3,330)	(4,206)

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023

Cash Flows from operating activities
Loss for the period	(8,038)	(14,857)	(3,330)	(4,206)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	(397)	3,524	21	855

Net cash used in operating activities	(8,435)	(11,333)	(3,309)	(3,351)

Cash Flows from Investing Activities
Changes in short term deposits	-	7,216	-	663
Proceeds from sales of marketable securities	1,847	-	-	-
Purchase of fixed assets	(55)	(115)	(23)	(14)

Net cash provided by (used in) investing activities	1,792	7,101	(23)	649

Cash Flows from Financing Activities
Issuance of ordinary shares, net of issuance expenses	45	137	143	137

Net cash provided by financing activities	45	137	143	137

Effect of exchange rate changes on cash and cash equivalents	(198)	(982)	63	(367)

Decrease in cash, cash equivalents and restricted cash	(6,796)	(5,077)	(3,126)	(2,932)
Cash, cash equivalents and restricted cash at the beginning of the period	15,734	19,275	12,064	17,130

Cash, cash equivalents and restricted cash at the end of the period	8,938	14,198	8,938	14,198

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
Share-based payment	535	1,182	252	425
Depreciation	153	189	44	64
Revaluation of marketable equity securities	(1,388)	1,575	5	31
Exchange rate changes on cash and cash equivalents	198	982	(63)	367

Changes in assets and liabilities:
Increase in trade receivables	(122)	-	(219)	-
Decrease (Increase) in other receivables	(112)	294	(143)	(69)
Increase (decrease) in trade payables	145	(64)	41	9
Changes in operating lease liability	123	(486)	106	(320)
Increase (decrease) in other accounts payable	71	(148)	(2)	348
Adjustments to reconcile loss to net cash provided by (used in) operating activities	(397)	3,524	21	855

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Nine months ended September 30		Three months ended September 30,
	2024	2023	2024	2023
GAAP operating loss	(9,501)	(12,993)	(3,391)	(3,997)
Stock-based compensation in cost of revenues	1	6	1	5
Stock-based compensation in research and development	272	698	116	209
Stock-based compensation in sales and marketing	21	100	12	27
Stock-based compensation in general and administrative	241	378	123	184
Non-GAAP operating loss	(8,966)	(11,811)	(3,139)	(3,572)

GAAP net loss	(8,038)	(14,857)	(3,330)	(4,206)
Stock-based compensation expenses	535	1,182	252	425
Non-GAAP net loss	(7,503)	(13,675)	(3,078)	(3,781)